MEDICAL TRANSCRIPTION BILLING, CORP.

7 Clyde Road

Somerset, New Jersey 08873

August 14, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn: Ms. Jan Woo

Re:	Medical Transcription Billing, Corp. Application for Withdrawal of Post-Effective Amendment No. 1 on Form S-8 Filed August 9, 2018
Commission File No. 333-226685

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Medical Transcription Billing, Corp. (the “Company”) hereby requests that its Post-Effective Amendment No.1 on Form S-8 (File No. 333-226685), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 9, 2018 (the “Post-Effective Amendment”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof.

As described, the Post-Effective Amendment, was filed solely because the Consent of Independent Registered Public Accounting Firm filed as Exhibit 23.1 to the initial registration statement (the “Auditor Consent”) inadvertently omitted the conformed signature of the auditor, Grant Thornton LLP. A signed copy of the Auditor Consent had been provided by Grant Thornton LLP prior to the filing, but the conformed signature line was inadvertently omitted from the Auditor Consent when the initial registration statement was filed.

The Company is requesting withdrawal of the Post-Effective Amendment because of a filing error relating to the EDGAR coding. The Post-Effective Amendment was incorrectly coded and filed as a “POS AM,” whereas the Company intended for the Post-Effective Amendment to be filed with the Commission with the code “S-8 POS”. The Company refiled the Post-Effective Amendment with the correct EDGAR tag on August 10, 2018. No securities were sold pursuant to the Post-Effective Amendment.

If you have any questions regarding the foregoing application for withdrawal, please contact Mr. David Song, of Song P.C., at (212) 599-3077.

Sincerely,

MEDICAL TRANSCRIPTION BILLING, CORP.

By:	/s/ Stephen Snyder
Stephen Snyder, CEO

cc: David Song, Song P.C.